

DIVISION OF
CORPORATION FINANCE

July 5, 2006

<u>Via Facsimile</u>

Robert M. Carmichael
Chief Executive Officer and Chief Financial Officer
United Companies Corporation
940 N.W. 1st Street
Fort Lauderdale, FL 33311

   RE: **United Companies Corporation**
      Form 10-KSB: For the Year Ended December 31, 2005
      File Number: 333-99393

Dear Mr. Carmichael:

   We have completed our review of your Form 10-KSB and related filings, and at this time do not have further comments.

       Sincerely,

       Michael Fay
       Accounting Branch Chief